Exhibit 99.2

ARIAD Founder, Harvey J. Berger, M.D., to Retire as
Chairman and Chief Executive Officer

CAMBRIDGE, Mass--(BUSINESS WIRE)--Apr. 29, 2015 -- ARIAD Pharmaceuticals, Inc. (NASDAQ: ARIA) today announced that its founder, Harvey J. Berger, M.D., has informed the Board of his decision to retire as chairman and chief executive officer (CEO) upon the appointment of his successor or December 31, 2015, whichever is earlier.  The Board has begun a comprehensive search to identify Dr. Berger’s successor.  Dr. Berger has also agreed to serve as a special advisor to the Board and the new CEO upon his retirement to facilitate a smooth transition.

Dr. Berger commented on his tenure as ARIAD’s CEO:

●	“I am proud to have worked with so many incredibly talented employees and together to have achieved so much for cancer patients in need of new treatment options where none exist,” said Harvey J. Berger, M.D., chairman and chief executive officer of ARIAD. “With an established path to profitability and a well-defined set of critical corporate initiatives, ARIAD has a remarkable future. I had always anticipated retiring around age 65, which I will reach at the time of our upcoming annual meeting. My colleagues and I are all driven by our passion for helping cancer patients, and I hope ARIAD will always be recognized for this dedication.” Dr. Berger added, “ARIAD has been at the forefront of precision medicine initiatives in cancer, and I expect that the Company will continue to lead the way as new targeted therapies emerge from our drug-discovery platform – built on our computational and structural technologies.”

Dr. Berger founded ARIAD 23 years ago and has served as its chairman and chief executive officer since 1991. He has led the Company’s growth into an integrated global-oncology company serving patients worldwide.  Under his leadership, ARIAD scientists have discovered five new drug candidates.  ARIAD brought Iclusig® (ponatinib) – a novel BCR-ABL tyrosine kinase inhibitor (TKI) – to the market for use in the treatment of patients with refractory chronic myeloid leukemia and Philadelphia chromosome-positive acute lymphoblastic leukemia, now approved in the US, EU, Switzerland, Australia, Canada, and Israel.  Since its approval, Iclusig has been launched through ARIAD’s commercial organization in the US and the 16 major markets of the EU and through its distributors in other regions.  Dr. Berger has also overseen the broadened clinical development of Iclusig and the implementation of a 3-year strategic plan to achieve sustained profitability for ARIAD.

Brigatinib – a new ALK TKI with Breakthrough Designation from the FDA – is ARIAD’s next cancer medicine in development.  It is being studied in the ALTA pivotal trial of patients with refractory ALK+ non-small cell lung cancer (NSCLC), which is on track to complete patient enrollment in the third quarter of this year, leading to anticipated NDA filing next year.  Recently, ARIAD announced the discovery of AP32788 – its third internally discovered novel TKI – for use in the treatment of patients with NSCLC and a validated class of novel mutated targets; the Company plans to file an IND for AP32788 later this year.

Some of Dr. Berger’s colleagues, directors and leadership-team members offered the following comments:

●	“For nearly 25 years, Harvey has put his heart and soul into building a world-class biotechnology company,” said Wayne Wilson, lead independent director of the ARIAD Board. “We all appreciate his dedication to cancer patients and his focus on building sustainable value for our Company. He has attracted and led outstanding employees – from bench scientists to physicians to account managers in the field. He has never wavered in his commitment to being the best in every task that the Company undertook.” Mr. Wilson added, “The Board will conduct a thorough search to identify a successor who we expect will guide ARIAD into its next chapters of innovation and growth, building on the solid foundation put in place by Harvey and his leadership team.”

●	“My lasting memory of my first meeting with Harvey 25 years ago, when ARIAD was just a twinkle in his eye, is one that helps explain the direction of ARIAD over this period. Harvey was passionate about building a company where patients come first. He saw the promise of modern science to translate to life-saving medicines. And Harvey has delivered on this vision through his dedication and leadership,” said Stuart L. Schreiber, Ph.D., Founding Member of the Broad Institute of Harvard and MIT, HHMI Investigator, and Morris Loeb Professor of Chemistry and Chemical Biology, Harvard University.

●	“As CEO of ARIAD, Harvey has been a committed supporter of The Max Foundation. Through the years, he has been open to listening to the patient’s perspective as well as to discussing solutions to help people facing cancer around the world,” said Pat Garcia-Gonzalez, President and Chief Executive Officer of The Max Foundation, a global health non-profit organization that believes that all people living with cancer have the right to access the best treatment and support. “He has especially demonstrated an awareness of the needs of people living with chronic myeloid leukemia and an understanding of the importance of developing global access strategies for innovative oncology drugs. I thank him for his service and look forward to continuing our collaborations with ARIAD.”

●	“Harvey founded and built ARIAD with the clear vision of applying scientific excellence and clinical scholarship to helping patients in need – a vision that has been unequivocally fulfilled,” stated Timothy P. Clackson, Ph.D., president of R&D and chief scientific officer of ARIAD. “Our employees and thousands of patients worldwide owe a great debt of gratitude to his exceptional dedication and perseverance. The ARIAD leadership team is committed to continuing this work and driving to further success.”

●	“As ARIAD’s founder, Harvey has guided the Company to a mission intensely focused on helping cancer patients, by discovering and developing new treatments to allow them to overcome their diseases. His passion as a physician has infused its existence. The many patients and families who have been helped by ARIAD’s medicines can be thankful for his dedication and insights,” said Frank G. Haluska, M.D., Ph.D., senior vice president, clinical R&D and chief medical officer of ARIAD.

●	“Harvey enthusiastically embraced the evolution of ARIAD into a global commercial company,” said Marty J. Duvall, executive vice president and chief commercial officer of ARIAD. “His pride, satisfaction and commitment to deliver on the vision of transforming patient-lives motivates the commercial team each and every day.”

About ARIAD

ARIAD Pharmaceuticals, Inc., headquartered in Cambridge, Massachusetts and Lausanne, Switzerland, is an integrated global oncology company focused on transforming the lives of cancer patients with breakthrough medicines. ARIAD is working on new medicines to advance the treatment of various forms of chronic and acute leukemia, lung cancer and other difficult-to-treat cancers. ARIAD utilizes computational and structural approaches to design small-molecule drugs that overcome resistance to existing cancer medicines. For additional information, visit http://www.ariad.com or follow ARIAD on Twitter (@ARIADPharm).

About Iclusig® (ponatinib) tablets
Iclusig is a kinase inhibitor. The primary target for Iclusig is BCR-ABL, an abnormal tyrosine kinase that is expressed in chronic myeloid leukemia (CML) and Philadelphia-chromosome positive acute lymphoblastic leukemia (Ph+ ALL). Iclusig was designed using ARIAD’s computational and structure-based drug-design platform specifically to inhibit the activity of BCR-ABL. Iclusig targets not only native BCR-ABL but also its isoforms that carry mutations that confer resistance to treatment, including the T315I mutation, which has been associated with resistance to other approved TKIs.
Iclusig is approved in the U.S., EU, Australia, Switzerland, Canada, and Israel.
In the U.S., Iclusig is a kinase inhibitor indicated for the:
●	Treatment of adult patients with T315I-positive chronic myeloid leukemia (chronic phase, accelerated phase, or blast phase) or T315I-positive Philadelphia chromosome positive acute lymphoblastic leukemia (Ph+ ALL).

●	Treatment of adult patients with chronic phase, accelerated phase, or blast phase chronic myeloid leukemia or Ph+ ALL for whom no other tyrosine kinase inhibitor (TKI) therapy is indicated.

IMPORTANT SAFETY INFORMATION, INCLUDING THE BOXED WARNING

WARNING: VASCULAR OCCLUSION, HEART FAILURE, and HEPATOTOXICITY

See full prescribing information for complete boxed warning

●    Vascular Occlusion: Arterial and venous thrombosis and occlusions have occurred in at least 27% of Iclusig treated patients, including fatal myocardial infarction, stroke, stenosis of large arterial vessels of the brain, severe peripheral vascular disease, and the need for urgent revascularization procedures. Patients with and without cardiovascular risk factors, including patients less than 50 years old, experienced these events. Monitor for evidence of thromboembolism and vascular occlusion. Interrupt or stop Iclusig immediately for vascular occlusion. A benefit risk consideration should guide a decision to restart Iclusig therapy.

●    Heart Failure, including fatalities, occurred in 8% of Iclusig-treated patients. Monitor cardiac function. Interrupt or stop Iclusig for new or worsening heart failure.

●    Hepatotoxicity, liver failure and death have occurred in Iclusig-treated patients. Monitor hepatic function. Interrupt Iclusig if hepatotoxicity is suspected.

Vascular Occlusion: Arterial and venous thrombosis and occlusions, including fatal myocardial infarction, stroke, stenosis of large arterial vessels of the brain, severe peripheral vascular disease, and the need for urgent revascularization procedures have occurred in at least 27% of Iclusig-treated patients from the phase 1 and phase 2 trials. Iclusig can also cause recurrent or multi-site vascular occlusion. Overall, 20% of Iclusig-treated patients experienced an arterial occlusion and thrombosis event of any grade. Fatal and life-threatening vascular occlusion has occurred within 2 weeks of starting Iclusig treatment and in patients treated with average daily dose intensities as low as 15 mg per day. The median time to onset of the first vascular occlusion event was 5 months. Patients with and without cardiovascular risk factors have experienced vascular occlusion although these events were more frequent with increasing age and in patients with prior history of ischemia, hypertension, diabetes, or hyperlipidemia. Interrupt or stop Iclusig immediately in patients who develop vascular occlusion events.

Heart Failure: Fatal and serious heart failure or left ventricular dysfunction occurred in 5% of Iclusig-treated patients (22/449). Eight percent of patients (35/449) experienced any grade of heart failure or left ventricular dysfunction. Monitor patients for signs or symptoms consistent with heart failure and treat as clinically indicated, including interruption of Iclusig. Consider discontinuation of Iclusig in patients who develop serious heart failure.

Hepatotoxicity: Iclusig can cause hepatotoxicity, including liver failure and death. Fulminant hepatic failure leading to death occurred in an Iclusig-treated patient within one week of starting Iclusig. Two additional fatal cases of acute liver failure also occurred. The fatal cases occurred in patients with blast phase CML (BP-CML) or Philadelphia chromosome positive acute lymphoblastic leukemia (Ph+ ALL). Severe hepatotoxicity occurred in all disease cohorts. Iclusig treatment may result in elevation in ALT, AST, or both. Monitor liver function tests at baseline, then at least monthly or as clinically indicated. Interrupt, reduce or discontinue Iclusig as clinically indicated.

Hypertension: Treatment-emergent hypertension (defined as systolic BP≥140 mm Hg or diastolic BP≥90 mm Hg on at least one occasion) occurred in 67% of patients (300/449). Eight patients treated with Iclusig (2%) experienced treatment-emergent symptomatic hypertension as a serious adverse reaction, including one patient (<1%) with hypertensive crisis. Patients may require urgent clinical intervention for hypertension associated with confusion, headache, chest pain, or shortness of breath. In 131 patients with Stage 1 hypertension at baseline, 61% (80/131) developed Stage 2 hypertension. Monitor and manage blood pressure elevations during Iclusig use and treat hypertension to normalize blood pressure.   Interrupt, dose reduce, or stop Iclusig if hypertension is not medically controlled.

Pancreatitis: Clinical pancreatitis occurred in 6% (28/449) of patients (5% Grade 3) treated with Iclusig. Pancreatitis resulted in discontinuation or treatment interruption in 6% of patients (25/449). The incidence of treatment-emergent lipase elevation was 41%. Check serum lipase every 2 weeks for the first 2 months and then monthly thereafter or as clinically indicated. Consider additional serum lipase monitoring in patients with a history of pancreatitis or alcohol abuse. Dose interruption or reduction may be required. In cases where lipase elevations are accompanied by abdominal symptoms, interrupt treatment with Iclusig and evaluate patients for pancreatitis. Do not consider restarting Iclusig until patients have complete resolution of symptoms and lipase levels are less than 1.5 x ULN.

Neuropathy: Peripheral and cranial neuropathy have occurred in Iclusig-treated patients. Overall, 13% (59/449) of Iclusig-treated patients experienced a peripheral neuropathy event of any grade (2%, grade 3/4). In clinical trials, the most common peripheral neuropathies reported were peripheral neuropathy (4%, 18/449), paresthesia (4%, 17/449), hypoesthesia (2%, 11/449), and hyperesthesia (1%, 5/449). Cranial neuropathy developed in 1% (6/449) of Iclusig-treated patients (<1% grade 3/4). Of the patients who developed neuropathy, 31% (20/65) developed neuropathy during the first month of treatment. Monitor patients for symptoms of neuropathy, such as hypoesthesia, hyperesthesia, paresthesia, discomfort, a burning sensation, neuropathic pain or weakness. Consider interrupting Iclusig and evaluate if neuropathy is suspected.

Ocular Toxicity: Serious ocular toxicities leading to blindness or blurred vision have occurred in Iclusig-treated patients. Retinal toxicities including macular edema, retinal vein occlusion, and retinal hemorrhage occurred in 3% of Iclusig-treated patients. Conjunctival or corneal irritation, dry eye, or eye pain occurred in 13% of patients. Visual blurring occurred in 6% of the patients. Other ocular toxicities include cataracts, glaucoma, iritis, iridocyclitis, and ulcerative keratitis. Conduct comprehensive eye exams at baseline and periodically during treatment.

Hemorrhage: Serious bleeding events, including fatalities, occurred in 5% (22/449) of patients treated with Iclusig. Hemorrhagic events occurred in 24% of patients. The incidence of serious bleeding events was higher in patients with accelerated phase CML (AP-CML), BP-CML, and Ph+ ALL. Most hemorrhagic events, but not all occurred in patients with grade 4 thrombocytopenia. Interrupt Iclusig for serious or severe hemorrhage and evaluate.

Fluid Retention: Serious fluid retention events occurred in 3% (13/449) of patients treated with Iclusig. One instance of brain edema was fatal. In total, fluid retention occurred in 23% of the patients. The most common fluid retention events were peripheral edema (16%), pleural effusion (7%), and pericardial effusion (3%). Monitor patients for fluid retention and manage patients as clinically indicated. Interrupt, reduce, or discontinue Iclusig as clinically indicated.

Cardiac Arrhythmias: Symptomatic bradyarrhythmias that led to a requirement for pacemaker implantation occurred in 1% (3/449) of Iclusig-treated patients. Advise patients to report signs and symptoms suggestive of slow heart rate (fainting, dizziness, or chest pain). Supraventricular tachyarrhythmias occurred in 5% (25/449) of Iclusig-treated patients. Atrial fibrillation was the most common supraventricular tachyarrhythmia and occurred in 20 patients. For 13 patients, the event led to hospitalization. Advise patients to report signs and symptoms of rapid heart rate (palpitations, dizziness). Interrupt Iclusig and evaluate.

Myelosuppression: Severe (grade 3 or 4) myelosuppression occurred in 48% (215/449) of patients treated with Iclusig. The incidence of these events was greater in patients with AP-CML, BP-CML and Ph+ ALL than in patients with CP-CML. Obtain complete blood counts every 2 weeks for the first 3 months and then monthly or as clinically indicated, and adjust the dose as recommended.

Tumor Lysis Syndrome: Two patients (<1%) with advanced disease (AP-CML, BP-CML, or Ph+ ALL) treated with Iclusig developed serious tumor lysis syndrome. Hyperuricemia occurred in 7% (30/449) of patients overall; the majority had CP-CML (19 patients). Due to the potential for tumor lysis syndrome in patients with advanced disease, ensure adequate hydration and treat high uric acid levels prior to initiating therapy with Iclusig.

Compromised Wound Healing and Gastrointestinal Perforation: Since Iclusig may compromise wound healing, interrupt Iclusig for at least 1 week prior to major surgery. Serious gastrointestinal perforation (fistula) occurred in one patient 38 days post-cholecystectomy.

Embryo-Fetal Toxicity: Iclusig can cause fetal harm. If Iclusig is used during pregnancy, or if the patient becomes pregnant while taking Iclusig, the patient should be apprised of the potential hazard to the fetus. Advise women to avoid pregnancy while taking Iclusig.

Most common non-hematologic adverse reactions: (≥20%) were hypertension, rash, abdominal pain, fatigue, headache, dry skin, constipation, arthralgia, nausea, and pyrexia. Hematologic adverse reactions included thrombocytopenia, anemia, neutropenia, lymphopenia, and leukopenia.

Please see the full U.S. Prescribing Information for Iclusig, including the Boxed Warning, for additional important safety information.

Forward-Looking Statements

This communication contains “forward-looking statements” including, but not limited to, statements regarding future events and ARIAD’s business, strategy and results. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are identified by use of words such as “may,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe” and other words and terms of similar meaning. Such statements are based on management’s expectations and are subject to certain factors, risks and uncertainties that may cause actual results, outcome of events, timing and performance to differ materially from those expressed or implied by such forward looking statements. These risks and uncertainties include, but are not limited to, our ability to meet anticipated clinical trial commencement, enrollment and completion dates for our products and product candidates and to move new development candidates into the clinic; our ability to secure a partnership for brigatinib (AP26113); difficulties or delays in obtaining regulatory and pricing and reimbursement approvals to market our products; our ability to successfully commercialize and generate profits from sales of Iclusig; competition from alternative therapies; our reliance on the performance of third-party manufacturers and specialty pharmacies for the distribution of Iclusig; the occurrence of adverse safety events with our products and product candidates; preclinical data and early-stage clinical data that may not be replicated in later-stage clinical studies; the costs associated with our research, development, manufacturing and other activities; the conduct and results of preclinical and clinical studies of our product candidates; the adequacy of our capital resources and the availability of additional funding; patent protection and third-party intellectual property claims; litigation, including our pending securities class action and derivative lawsuits; our operations in foreign countries; risks related to key employees, markets, economic conditions, health care reform, prices and reimbursement rates; and other risk factors detailed in ARIAD’s public filings with the U.S. Securities and Exchange Commission. The information contained in this communication is believed to be current as of the date of original issue. After the date of this communication, ARIAD does not intend to update any of the forward-looking statements to conform these statements to actual results or to changes in ARIAD’s expectations, except as required by law.

Important Additional Information

ARIAD, its directors and certain of its executive officers may be deemed to be participants in the solicitation of proxies from ARIAD stockholders in connection with the matters to be considered at ARIAD’s 2015 annual meeting of stockholders.  ARIAD intends to file a proxy statement and accompanying proxy card with the U.S. Securities and Exchange Commission (the “SEC”) in connection with any such solicitation of proxies from ARIAD stockholders. ARIAD STOCKHOLDERS ARE STRONGLY ENCOURAGED TO READ ANY SUCH PROXY STATEMENT AND ACCOMPANYING PROXY CARD AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  Information regarding ARIAD’s directors and executive officers is available in ARIAD’s proxy statement, dated May 9, 2014, for its 2014 annual meeting of stockholders. To the extent holdings of ARIAD’s securities by directors or executive officers have changed since the amounts set forth in the 2014 proxy statement, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Change in Ownership on Form 4 filed with the SEC. More detailed information regarding the identity of participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement and other materials to be filed with the SEC in connection with ARIAD’s 2015 annual meeting of stockholders.  Additional information can also be found in ARIAD’s Annual Report on Form 10-K for the year ended December 31, 2014, filed with the SEC on March 2, 2015, and in ARIAD’s Quarterly Reports on Form 10-Q. ARIAD’s stockholders will be able to obtain, free of charge, any proxy statement, any amendments or supplements to the proxy statement and any other documents filed by ARIAD with the SEC at the SEC’s website at http://www.sec.gov.  In addition, copies will be available free of charge at ARIAD’s website at http://www.ariad.com or by contacting ARIAD’s Investor Relations by mail at ARIAD Pharmaceuticals, Inc., 26 Landsdowne Street, Cambridge, MA 02139 or by phone at 617-503-7028.

Source: ARIAD Pharmaceuticals, Inc.
ARIAD Pharmaceuticals, Inc.
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